VANGUARD NATURAL RESOURCES, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

September 9, 2016

VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       Vanguard Natural Resources, LLC
Registration Statement on Form S-3
Filed April 14, 2016
File No. 333-210329

Dear Mr. Schwall:

On behalf of Vanguard Natural Resources, LLC (the “Company”), reference is made to the Company’s request for acceleration of the above referenced Registration Statement on Form S-3, as amended (the “Registration Statement”). The Company hereby requests withdrawal of the acceleration request at this time. The Company will submit a new request for acceleration of effectiveness for the Registration Statement next week.

If you need additional information, please contact Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Very truly yours,

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC